Exhibit 99.1

Announcement

5 June 2003

Disposal of shares in PCCW Ltd. (“PCCW”)

As part of its ongoing programme to divest of non-core assets, Cable and Wireless plc and its subsidiaries (“Cable & Wireless”) today announces it has disposed of its entire stake of 651,876,921 shares in PCCW to Citigroup as part of a market placement.

The net proceeds of the disposal will be determined based on the price at which the shares are subsequently placed in the market. An announcement will follow later in the day detailing the net proceeds of the disposal.

The proceeds of the disposal will be used to fund the ongoing operations of the Group.

The marked to market carrying value of Cable & Wireless’ stake in PCCW at 31 March 2003 was £235 million.

Cazenove & Co. Ltd has acted as Financial Advisers to Cable & Wireless in connection with the disposal of its interest in PCCW.

Enquiries:

Cable & Wireless
Investor Relations:
Louise Breen 020 7315 4460
Caroline Stewart 020 7315 6225
Virginia Porter 001 646 735 4211

Media:
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495

Cazenove & Co. Ltd
Financial Adviser to Cable & Wireless
Duncan Hunter 020 7588 2828

This press release is not being issued in the United States of America, Japan or Canada and should not be distributed to United States persons or publications with a general circulation in the United States, Japan or Canada. This document is not an offer of securities for sale in the United States, Japan or Canada. Securities may not be offered or sold in the United States, absent registration under the United States securities laws or an applicable exemption from the registration requirements of those laws. There will be no public offering of securities in the United States.

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com